SECURITIES AND EXCHANGE COMMISSION
WASHINGTON D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULED 13d-2(a) UNDER THE SECURITIES ACT OF 1934

(Amendment No. 3)

OPTIBASE LTD.
(Name of Issuer)

Ordinary Shares Nominal value NIS 0.65 per share	M7524R108
(Title of class of securities)	(CUSIP number)

GESAFI REAL ESATE S.A.
53rd E Street, Urbanizacion Marbella, MMG Tower, 16th Floor
Panama, Republic of Panama

(Name, address and telephone number of person authorized to receive notices and communications)

September 12, 2012
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13(d)-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all Exhibits.  See Rule 13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)
(Page 1 of 11 Pages)

CUSIP No. M7524R108

1	NAME OF REPORTING PERSON: GESAFI REAL ESTATE S.A. I.R.S. IDENTIFICATION NO. OR ABOVE PERSON (ENTITIES ONLY):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS: WF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Republic of Panama
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 1,127,185 (*)
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 1,127,185 (*)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 1,127,185 (*)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 29.52% (**)
14	TYPE OF REPORTING PERSON: CO

(*) All references to Ordinary Shares in this Statement have been adjusted for the one-for-five reverse stock split effective September 27, 2012.

(**) Based on 3,818,561 Ordinary Shares outstanding of Optibase Ltd. as of October 24, 2012 (excluding: (i) 5,600 Ordinary Shares issued to a trustee under the Optibase Ltd's 2006 Israeli Incentive Compensation Plan which have no voting power as of October 24, 2012, and (ii) 58,695 Ordinary Shares held by or for the benefit of Optibase Ltd. which have no voting or equity rights), as provided by the Company.

CUSIP No. M7524R108

1	NAME OF REPORTING PERSON: THE CAPRI FAMILY FOUNDATION I.R.S. IDENTIFICATION NO. OR ABOVE PERSON (ENTITIES ONLY):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS: OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Republic of Panama
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 2,424,475 (*)
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 2,424,475 (*)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 2,424,475 (*)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 63.49% (**)
14	TYPE OF REPORTING PERSON: OO

(*) All references to Ordinary Shares in this Statement have been adjusted for the one-for-five reverse stock split effective September 27, 2012.

(**) Based on 3,818,561 Ordinary Shares outstanding of Optibase Ltd. as of October 24, 2012 (excluding: (i) 5,600 Ordinary Shares issued to a trustee under the Optibase Ltd's 2006 Israeli Incentive Compensation Plan which have no voting power as of October 24, 2012, and (ii) 58,695 Ordinary Shares held by or for the benefit of Optibase Ltd. which have no voting or equity rights), as provided by the Company.

CUSIP No. M7524R108

1	NAME OF REPORTING PERSON: FILIPPONE BUSINESS S.A I.R.S. IDENTIFICATION NO. OR ABOVE PERSON (ENTITIES ONLY):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS: OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Republic of Panama
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 2,424,475 (*)
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 2,424,475 (*)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 2,424,475 (*)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 63.49% (**)
14	TYPE OF REPORTING PERSON: CO

(*) All references to Ordinary Shares in this Statement have been adjusted for the one-for-five reverse stock split effective September 27, 2012.

(**) Based on 3,818,561 Ordinary Shares outstanding of Optibase Ltd. as of October 24, 2012 (excluding: (i) 5,600 Ordinary Shares issued to a trustee under the Optibase Ltd's 2006 Israeli Incentive Compensation Plan which have no voting power as of October 24, 2012, and (ii) 58,695 Ordinary Shares held by or for the benefit of Optibase Ltd. which have no voting or equity rights), as provided by the Company.

CUSIP No. M7524R108

1	NAME OF REPORTING PERSON: PZ NOMINEES II S.A I.R.S. IDENTIFICATION NO. OR ABOVE PERSON (ENTITIES ONLY):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS: OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Republic of Panama
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 2,424,475 (*)
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 2,424,475 (*)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 2,424,475 (*)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 63.49% (**)
14	TYPE OF REPORTING PERSON: CO

(*) All references to Ordinary Shares in this Statement have been adjusted for the one-for-five reverse stock split effective September 27, 2012.

(**) Based on 3,818,561 Ordinary Shares outstanding of Optibase Ltd. as of October 24, 2012 (excluding: (i) 5,600 Ordinary Shares issued to a trustee under the Optibase Ltd's 2006 Israeli Incentive Compensation Plan which have no voting power as of October 24, 2012, and (ii) 58,695 Ordinary Shares held by or for the benefit of Optibase Ltd. which have no voting or equity rights), as provided by the Company.

The statement on Schedule 13D filed on August 12, 2011 relating to ordinary shares, par value NIS 0.65 per share (the “Ordinary Shares”) of Optibase Ltd., a company organized under the laws of the State of Israel (the “Issuer” or the "Company"), as amended on September 8, 2011 and June 14, 2012, is hereby further amended as set forth below by this Amendment No. 3 (this "Statement") in connection with the acquisition of an additional 500,000 Ordinary Shares by Gesafi Real Estate S.A. and the acquisition of 1,297,290 Ordinary Shares by The Capri Family Foundation.  All references to Ordinary Shares in this Statement have been adjusted for the one-for-five reverse stock split effective September 27, 2012.

Item 1.	Security and Issuer

Item 1 is hereby amended and restated as follows:

This Statement filed by Gesafi Real Estate S.A, a Panama Corporation (“Gesafi”), The Capri Family Foundation, a foundation organized under the laws of the Republic of Panama (“Capri”), Filippone Business S.A., a company organized under the laws of the Republic of Panama (“Filippone”), and PZ Nominees II S.A., a company organized under the laws of the Republic of Panama ("PZ Nominees II") (Gesafi, Capri, Filippone and PZ Nominees II together as the “Reporting Persons”) relates to the Ordinary Shares of the Issuer, the principal executive offices of which are located at 7 Shenkar Street, Herzliya 46120, Israel.

Item 2.	Identity and Background.

Item 2 of Schedule 13D is hereby amended and restated as follows:

(a)-(c) This Statement is being filed by Gesafi, a corporation organized under the laws of the Republic of Panama, The Capri Family Foundation, a foundation organized under the laws of the Republic of Panama (“Capri”) and Filippone Business S.A., a company organized under the laws of the Republic of Panama (“Filippone”).

The place of business of Gesafi is 53rd E Street, Urbanizacion Marbella, MMG Tower, 16th Floor, Panama, Republic of Panama. Gesafi's core activity is the holding of investments. Capri is the holder of 100% of the equity interest of Gesafi.  The place of business of Capri is 53rd E Street, Urbanizacion Marbella, MMG Tower, 16th Floor, Panama, Republic of Panama. Capri's core activity is the holding of investments.  The beneficiaries of Capri are the children of Tom S. Wyler, who also serves as a director and president of Optibase ("Tom Wyler").

Filippone is the Corporate Councillor of Capri. The place of business of Filippone is 53rd E Street, Urbanizacion Marbella, MMG Tower, 16th Floor, Panama, Republic of Panama. Filippone's sole activity is acting as Corporate Councillor for Capri.

PZ Nominees II S.A. is the holder of 100% of the equity interest of Filippone.  The place of business of PZ Nominees II is 53rd E Street, Urbanizacion Marbella, MMG Tower, 16th Floor, Panama, Republic of Panama. PZ Nominees II's core activity is the holding of other companies.

The names, business addresses, present principal occupation or employment (and names, principal businesses and addresses of any corporations or other organizations in which such employment is conducted) and citizenship of the executive officers and directors of Gesafi, Capri, Filippone and PZ Nominees II are set forth in Annex A to the Statement on Schedule 13D filed August 12, 2011 and incorporated herein by reference.

(d)-(e) Neither the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the persons listed on Annex A to the Statement on Schedule 13D filed August 12, 2011, have during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of Schedule 13D is hereby amended by adding the following paragraph:

The source of the funds used by Gesafi to acquire additional Ordinary Shares on September 12, 2012 and the source of funds used by Capri to acquire Ordinary Shares on September 12, 2012 were set-offs of amounts due from Tom Wyler under various loan agreements, as described in Item 6, below.

Item 4.	Purpose of Transaction.

Item 4 of Schedule 13D is hereby amended by adding the following paragraph:

On September 12, 2012, Gesafi acquired additional Ordinary Shares and Capri acquired Ordinary Shares in order to terminate loan agreements with Tom Wyler entered into in connection with his acquisition of such shares.

Depending on market conditions, the Reporting Persons may acquire additional securities of the Issuer or dispose of any such securities which were previously acquired.

Except as set forth in this Item 4, neither the Reporting Persons  nor, to the best knowledge of the Reporting Persons, any of the persons set forth on Annex A to the Statement on Schedule 13D filed August 12, 2011, have any present plan or proposal that relates to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.  However, the Reporting Persons specifically reserve the right to adopt and pursue one or more such plans, and to make such proposals, at any time and from time to time in the future.

Item 5.	Interest in Securities of the Issuer.

 Item 5 of Schedule 13D is hereby amended and restated as follows:

 (a) Gesafi directly owns 1,127,185 Ordinary Shares or approximately 29.52% of the outstanding Ordinary Shares of the Issuer (based on 3,818,561 Ordinary Shares outstanding of Optibase Ltd. as of  October 24, 2012 (excluding: (i) 5,600 Shares issued to a trustee under the Optibase Ltd's 2006 Israeli Incentive Compensation Plan which have no voting power as of October 24, 2012 and (ii) 58,695 Ordinary Shares held by or for the benefit of Optibase Ltd. which have no voting or equity rights), as provided by the Company).  Capri directly owns 1,297,290 Ordinary Shares and, by virtue of its holdings in Gesafi, may be deemed the beneficial owner of an additional 1,127,185 Ordinary Shares owned by Gesafi, for total direct or beneficial ownership of 2,424,475 Ordinary Shares, or approximately 63.49% of the outstanding Ordinary Shares of the Issuer.  By virtue of its role as Corporate Councillor of Capri, Filippone may be deemed the beneficial owner of 2,424,475 Ordinary Shares or approximately 63.49% of the outstanding Ordinary Shares of the Issuer.  By virtue of its being the holder of 100% of the equity interest of Filippone, PZ Nominees II may be deemed the beneficial owner of 2,424,475 Ordinary Shares or approximately 63.49% of the outstanding Ordinary Shares of the Issuer.  Other than as described above, to the best knowledge of the Reporting Persons, none of the persons set forth on Annex A to the Statement on Schedule 13D filed August 12, 2011 beneficially owns any securities of the Issuer.

(b)  Gesafi has direct voting and dispositive power with respect to 1,127,185 Ordinary Shares.  Such voting and dispositive power may be deemed to be shared with Capri, Filippone, and PZ Nominees II.  In addition, Capri has direct voting and dispositive power with respect to an additional 1,297,290 Ordinary Shares, for a total of 2,424,475 Ordinary Shares over which it has direct or shared voting or dispositive power.  Such voting and dispositive power may be deemed to be shared with Filippone and PZ Nominees.

(c) Except as otherwise described herein, neither the Reporting Persons, nor, to the best knowledge of the Reporting Persons, any of the persons set forth on Annex A to the Statement on Schedule 13D filed August 12, 2011, effected any transaction in the shares of Optibase during the past 60 days.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of Schedule 13D is hereby amended by adding the following paragraphs:

On September 12, 2012, Gesafi entered into an agreement with Tom Wyler to acquire 500,000 Ordinary Shares owned by him exchange for setting off an aggregate sum of $5,000,000 (representing consideration of $10.00 per share) against the loan granted to Tom Wyler under the Gesafi Loan Agreement (the September 12, 2012 agreement between Gesafi and Tom Wyler is referred to as the "Gesafi Set-Off Loan Agreement").  Pursuant to the Gesafi Set-Off Loan Agreement, the remaining consideration payable by Tom Wyler to Gesafi under the Gesafi Loan Agreement in the amount of $261,813.96 would be addressed in a separate agreement.  The Gesafi Set-Off Loan Agreement closed on September 12, 2012, upon which the Gesafi Loan agreement was cancelled and 500,000 Ordinary Shares were acquired by Gesafi.  (Note that references to Ordinary Shares above in the Gesafi Set-Off Loan Agreement have been adjusted for the one-for-five reverse stock split effective September 27, 2012.)

On September 12, 2012, Capri entered into an agreement with Tom Wyler to acquire 1,297,290 Ordinary Shares owned by him exchange for setting off an aggregate sum of $12,972,896 (representing consideration of $10.00 per share) against loans granted to Tom Wyler under the First Loan Agreement, Second Loan Agreement, Third Loan Agreement, and Fourth Loan Agreement (the September 12, 2012 agreement between Capri and Tom Wyler is referred to as the "Capri Set-Off Loan Agreement").  Pursuant to the Capri Set-Off Loan Agreement, the remaining consideration payable by Tom Wyler to Capri under the First Loan Agreement, Second Loan Agreement, Third Loan Agreement, and Fourth Loan Agreement in the amount of $11,474,342.17 would be addressed in a separate agreement.  The Capri Set-Off Loan Agreement closed on September 12, 2012, upon which the First Loan Agreement, Second Loan Agreement, Third Loan Agreement, and Fourth Loan Agreement were cancelled and 1,297,290 Ordinary Shares were acquired by Capri. (Note that references to Ordinary Shares above in the Capri Set-Off Loan Agreement have been adjusted for the one-for-five reverse stock split effective September 27, 2012.)

Item 7.	Material to be Filed as Exhibits.

The following Exhibits are filed herewith:

1	Joint Filing Agreement, dated November 1, 2012 among Gesafi, Capri, Filippone, and PZ Nominees.

24.1	Attorney's Certification dated November 1, 2012 certifying the signature authority of person(s) signing on behalf of Gesafi.

24.2	Attorney's Certification dated November 1, 2012 certifying the signature authority of person(s) signing on behalf of Capri.

24.3	Attorney's Certification dated November 1, 2012 certifying the signature authority of person(s) signing on behalf of Filippone.

24.4	Attorney's Certification dated November 1, 2012 certifying the signature authority of person(s) signing on behalf of PZ Nominees II.

99.1	Share Purchase Agreement dated July 7, 2011 by and between Gesafi and Prescott (incorporated by reference to Exhibit 99.1 to the Statement on Schedule 13D filed with the SEC on August 12, 2011).

99.2
Second Loan Agreement dated May 27, 2006 between Tom Wyler and the Capri Trust (including the First Loan Agreement dated September 9, 2004 between Tom Wyler and the Capri Trust which was filed as an exhibit to the Second Loan Agreement) (incorporated by reference to Exhibit 99.1 to Amendment No. 7 to Tom S. Wyler’s Schedule 13D filed with the SEC on July 12, 2006).

99.3
Deed of Pledge between the Capri Trust and Tom Wyler relating to 120,368 Ordinary Shares (incorporated by reference to Exhibit 99.2 to Amendment No. 7 to Tom S. Wyler’s Schedule 13D filed with the SEC on July 12, 2006).

99.4
Deed of Pledge between the Capri Trust and Tom Wyler relating to 360,000 million Ordinary Shares (incorporated by reference to Exhibit 99.3 to Amendment No. 7 to Tom S. Wyler’s Schedule 13D filed with the SEC on July 12, 2006).

99.5
Third Loan Agreement dated June 18, 2008 between Tom Wyler and the Capri Trust (incorporated by reference to Exhibit 99.5 to Amendment No. 8 to Tom S. Wyler’s Schedule 13D filed with the SEC on June 25, 2008).

99.6
Deed of Pledge between the Capri Trust and Tom Wyler relating to 563,382 Ordinary Shares (incorporated by reference to Exhibit 99.6 to Amendment No. 8 to Tom S. Wyler’s Schedule 13D filed with the SEC on June 25, 2008).

99.7
Fourth Loan Agreement dated August 14, 2008 between Tom Wyler and the Capri Trust (incorporated by reference to Exhibit 99.7 to Amendment No. 9 to Tom S. Wyler’s Schedule 13D filed with the SEC on August 18, 2008).

99.8
Deed of Pledge between the Capri Trust and Tom Wyler relating to 253,542 Ordinary Shares (incorporated by reference to Exhibit 99.8 to Amendment No. 9 to Tom S. Wyler’s Schedule 13D filed with the SEC on August 18, 2008).

99.9
Gesafi Loan Agreement dated May 26, 2011 between Tom Wyler and Gesafi (incorporated by reference to Exhibit 99.10 to Amendment No. 11 to Tom S. Wyler’s Schedule 13D filed with the SEC on June 30, 2011).

99.10
Deed of Pledge between the Gesafi and Tom Wyler relating to 500,000 Ordinary Shares (incorporated by reference to Exhibit 99.11 to Amendment No. 11 to Tom S. Wyler’s Schedule 13D filed with the SEC on June 30, 2011).

99.11
Agreement between The Capri Family Foundation and Tom Wyler dated September 12, 2012 relating to 1,297,290 Ordinary Shares (for Exhibit A to this Agreement, see First Loan Agreement, Second Loan Agreement, Third Loan Agreement, and Fourth Loan Agreement, referenced above in Exhibits 99.2, 99.5, and 99.7).

99.12
Agreement between Gesafi Real Estate S.A. and Tom Wyler dated September 12, 2012 relating to 500,000 Ordinary Shares (for Exhibit A to this Agreement, see Gesafi Loan Agreement, referenced above in Exhibit 99.9).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

November 1, 2012

For GESAFI REAL ESTATE S.A. /s/ Yessina A. Agudo I. Yessina A. Agudo I.* President and Director /s/ Ruth Giannina de Sanchez Ruth Giannina de Sanchez* Secretary and Director

For THE CAPRI FAMILY FOUNDATION

By FILIPPONE BUSINESS S.A.
As Corporate Councillor

/s/ José E. Silva
José E. Silva**
President and Director
Filippone Business S.A.

/s/ Dianeth M. de Ospino
Dianeth M. de Ospino**
Secretary and Director
Filippone Business S.A.

For FILIPPONE BUSINESS S.A. /s/ José E. Silva José E. Silva *** President and Director /s/ Dianeth M. de Ospino Dianeth M. de Ospino*** Secretary and Director

For PZ NOMINEES II S.A. /s/ Itzel C. de Blanco Itzel C. de Blanco**** President and Director /s/ Albalyra Morales Albalyra Morales**** Secretary and Director

* Evidence of signature authority attached hereto as Exhibit 24.1.

** Evidence of signature authority attached hereto as Exhibit 24.2.

*** Evidence of signature authority attached hereto as Exhibit 24.3.

**** Evidence of signature authority attached hereto as Exhibit 24.4.